Exhibit 12.1

CLEAN ENERGY FUELS CORP.

STATEMENT OF COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES

(In thousands)

							Six Months
		Year Ended December 31,					Ended
		2007	2008	2009	2010	2011	June 30, 2012
Earnings
Pretax Income (loss)		$(7,672)	$(44,278)	$(33,384)	$(4,209)	$(48,158)	$(42,560)
Plus:	Equity (earnings) losses from equity investees	—	188	(244)	(427)	(637)	(163)
Plus:	Fixed charges	786	1,452	3,354	4,374	15,560	15,248
Plus:	Amortization of capitalized interest	—	25	76	76	111	147
Less:	Interest capitalized	—	(493)	(539)	(434)	(1,352)	(3,184)
Total Earnings		$(6,886)	$(43,106)	$(30,737)	$(620)	$(34,476)	$(30,512)

Fixed Charges
Interest expensed and capitalized		$73	$523	$1,567	$2,251	$13,049	$13,693
Amortization of debt issuance costs		—	23	60	60	339	230
Interest within rental expense		713	906	1,727	2,063	2,172	1,325
Total Fixed Charges		$786	$1,452	$3,354	$4,374	$15,560	$15,248

Deficiency of earnings to fixed charges		$(7,672)	$(44,558)	$(34,091)	$(4,994)	$(50,036)	$(45,760)